Exhibit 21.1

SCIENTIFIC ENERGY, INC.

LIST OF SIGNIFICANT SUBSIDIARIES

Legal Name	Jurisdiction	Percent Owned
Sinoforte Limited	Hong Kong	100%
Graphite Energy, Inc.	USA	100%
Macao E-Media Development Company Limited	Macau	98.75%
Green Supply Chain Management Company Limited	Macau	97.76%
Zhuhai Chengmi Technology Company Limited	China	98.75%
Zhuhai Migua Technology Company Limited	China	98.75%
FRESH LIFE Technology Company Ltd	Macau	88.87%
Citysearch Technology (HK) Company Limited	Hong Kong	69.12%
Celebrity Chef Catering Management Limited	Hong Kong	69.12%
Zhuhai Wanmi Technology Company Limited	China	98.75%
Zhuhai Aomi E-commerce Company Limited	China	98.75%